FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




For the month of November, 2005

Commission File No. 1-9987


                     B + H O C E A N C A R R I E R S L T D.
                     --------------------------------------
                 (Translation of registrant's name into English)


                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                             Hamilton HM JX Bermuda
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X          Form 40-F
                                  -----                 -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No  X
                                 -----     -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is an Earnings Press Release issued by the Company on November 17, 2005.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                      B+H Ocean Carriers, Ltd.

Date  November 17, 2005                               By: /s/ Michael S. Hudner
     -------------------                                 -----------------------
                                                         Chief Executive Officer

For:     B+H Ocean Carriers Ltd.

From:    Navinvest Marine Services (USA) Inc.
         The Sail Loft
         19 Burnside Street
         Bristol, RI  02809


                              FOR IMMEDIATE RELEASE
                              ---------------------

              B+H OCEAN CARRIERS, LTD. ANNOUNCES VESSEL ACQUISITION

         NEW YORK,  NEW YORK,  November 17, 2005. . . . B+H Ocean  Carriers Ltd.
(AMEX: BHO) announced today that on November 16, 2005, it took delivery of the 68,000dwt 1991-built Panamax Product Tanker MT SAGAMORE, for which it had paid $24,300,000. The Company added that after a positioning voyage, the vessel would commence a three-year time charter to a national oil company.

         The Company also stated that it had completed drawdown of the recently announced $138,000,000 Reducing Revolving Term Loan Facility. A portion of the funds has been used to refinance its $102,000,000 Floating Rate Loan Facility and the balance has been applied toward the financing of MT SAGAMORE and the 75,000dwt 1992-built OBO MV ROGER M. JONES, which the Company acquired in September 2005.

         The Company said that it expects MT SAGAMORE to generate annualized EBITDA of approximately $6 million per annum exclusive of periodic drydocking costs and related offhire, during the period of the three year Time Charter.

         The Company also said that it was continuing to develop vessel acquisition projects with multi-year fixed rate employment, which would be expected to generate operating economics similar to those of the five vessels acquired so far this year. Based on a combination of its cash resources (currently $64 million) and a reasonable expectation of bank financing, the Company believes it has the capacity to acquire additional assets totaling $200
- $240 million. However, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

         The Company currently owns a fleet of six Medium Range product tankers, one Panamax product tanker and five combination carriers, all of which are currently fixed on long-term time charters, which varied in original length of between one and five years.

         We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and book value gains and losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," and words of similar import, constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company's financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company's Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.



# # #


For further information, including the Company's Annual Report on Form 20F, access the Company's website: www.bhocean.com

Company Contact:           John LeFrere
                           917.225.2800